Exhibit 4.5

NEW CENTURY BANK

MODIFICATION TO ANTI-DILUTION AGREEMENT

THIS MODIFICATION TO ANTI-DILUTION AGREEMENT (this “Modification”) is entered into as of _______ __, 20__ by and between NEW CENTURY BANK ("Bank”) and the shareholder who name appears on the signature page of this Modification (the "Purchaser").

Recitals

In connection with a private placement of shares of Bank’s common stock in _____, 20__, Bank and Purchaser entered into an Anti-Dilution Agreement (the “Agreement”), providing Purchaser price protection with respect to the Shares until June 30, 2010, such that if the Bank issues any shares of its common stock or Class B Non-Voting Common Stock at or prior to that date at a price less than $___ per share (the “Purchase Price”), the Bank will issue sufficient additional shares to the Purchaser to maintain the values of Purchaser’s Shares at the new, lower issuance price.  The parties wish to modify the Agreement.

NOW, THEREFORE, intending to be legally bound hereby, the Bank and Purchaser hereby agree as follows:

1. Change in Expiration Date.  The date, “June 30, 2010,” set forth in Section 3.1 of the Agreement is hereby amended to read, “March 31, 2011.”

2. Modification to Types of Issuances for Which Protection is Provided.  Notwithstanding any provision of the Agreement or this Modification, adjustments shall be made for an “Issue” of “Additional Common Shares” occurring after June 30, 2010 if the only consideration for the Additional Common Shares in the Issue is cash.

3. Reaffirmation as Modified.  The Agreement, as modified by this Modification, is hereby ratified and reaffirmed and remains in full force and effect.

4. General.

(a) Governing Law. This Modification shall be governed in all respects by the internal laws of the Commonwealth of Pennsylvania, without regard to rules of conflict of laws or choice of law, and by federal law to the extent it pre-empts state law.

(b) Successors and Assigns. This Modification shall be binding upon and inure to the benefit of the Bank, the Purchaser and their respective successors, heirs, personal representatives and permitted assigns, but Purchaser agrees that Purchaser shall not be authorized to assign Purchaser’s rights or delegate Purchaser’s obligations under this Modification to anyone.

(c) Entire Agreement. Except as set forth below, this Modification constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

(d) Severability. In case any provision of this Modification shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Modification shall not in any way be affected or impaired thereby.

(e) Titles and Subtitles. The titles of the sections and subsections of this Modification are for convenience of reference only and are not to be considered in construing this Modification.  All words, including defined terms, used in this Modification will be construed to be of such gender, number, tense or other derivation of the word as the circumstances require.

(f) Counterparts. This Modification may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, Bank and Purchaser have duly executed this Modification as of the date first set forth above.

Name of Purchaser: ________________________________ By: _________________________________ Name: Title:	Name of Bank: NEW CENTURY BANK By: ________________________________ Name: Title: